
02007314

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3/5/02

K9 3/5

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
FEB 2 8 2002

SEC FILE NUMBER
8- 759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Edward D. Jones & Co., L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12555 Manchester Rd.
(No. and Street)

St. Louis	MO	63131-3729
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan S. Venn — (314) 515-4959
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name — *if individual, state last, first, middle name)*

1010 Market Street	St. Louis	MO	63101
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Susan S. Venn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edward D. Jones & Co., L.P., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Susan S. Venn
Signature

Principal
Title

Carol A. Dohrman
Notary Public

CAROL A. DOHRMAN
NOTARY PUBLIC, STATE OF MISSOURI
COUNTY OF ST. CHARLES
My Commission Expires 11/20/2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

EDWARD D. JONES & CO., L.P.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000
AND ACCOMPANYING SCHEDULES AND
SUPPLEMENTARY REPORT ON INTERNAL CONTROL
TOGETHER WITH AUDITORS' REPORT


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Edward D. Jones & Co., L.P.:

We have audited the accompanying consolidated statements of financial condition of Edward D. Jones & Co., L.P. (a Missouri limited partnership) and subsidiaries (the "Partnership") as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows, changes in partnership capital and changes in subordinated liabilities for the years then ended. These consolidated financial statements and the schedules referred to below are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edward D. Jones & Co. L.P. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations, cash flows and the changes in their partnership capital and subordinated liabilities for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

St. Louis, Missouri,
February 22, 2002

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001 AND 2000

ASSETS

(Amounts in thousands)

	2001	2000
CASH AND CASH EQUIVALENTS	$ 175,358	$ 173,803
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	80,000	-
RECEIVABLE FROM:		
Customers	1,881,021	2,008,469
Brokers, dealers and clearing organizations	80,088	80,626
SECURITIES OWNED, at market value		
Inventory securities	118,872	118,260
Investment securities	180,719	203,741
EQUIPMENT AND LEASEHOLD IMPROVEMENTS	216,977	200,398
OTHER ASSETS	183,576	203,631
TOTAL ASSETS	$ 2,916,611	$ 2,988,928

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001 AND 2000

LIABILITIES AND PARTNERSHIP CAPITAL

(Amounts in thousands)

	2001	2000
BANK LOANS	$ -	$ 204,000
SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE	-	24,969
SECURITIES LOANED	132,231	140,596
PAYABLE TO:		
Customers	1,601,188	1,380,252
Brokers, dealers and clearing organizations	41,990	22,268
SECURITIES SOLD, NOT YET PURCHASED, at market value	35,251	18,064
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	118,420	120,711
ACCRUED COMPENSATION AND EMPLOYEE BENEFITS	180,385	232,946
	2,109,465	2,143,806
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	205,600	232,325
PARTNERSHIP CAPITAL:		
Partnership capital	565,412	559,877
Partnership capital reserved for anticipated withdrawals	36,134	52,920
TOTAL PARTNERSHIP CAPITAL	601,546	612,797
TOTAL LIABILITIES AND PARTNERSHIP CAPITAL	$ 2,916,611	$ 2,988,928

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(Amounts in thousands)

	2001	2000
NET REVENUE:		
Commissions	$ 1,253,862	$ 1,414,474
Principal transactions	370,327	264,361
Investment banking	24,676	29,545
Interest and dividends	167,482	215,980
Other	313,335	276,682
Total revenue	2,129,682	2,201,042
Interest expense	58,746	79,792
Net revenue	2,070,936	2,121,250
OPERATING EXPENSES:		
Compensation and benefits	1,197,396	1,235,757
Communications and data processing	229,048	211,330
Occupancy and equipment	218,511	189,706
Payroll and other taxes	73,456	66,938
Floor brokerage and clearance fees	14,343	17,557
Other operating expenses	191,391	176,511
Total operating expenses	1,924,145	1,897,799
NET INCOME	$ 146,791	$ 223,451
NET INCOME ALLOCATED TO:		
Limited partner	$ 143,175	$ 216,398
General partner	3,616	7,053
	$ 146,791	$ 223,451

The accompanying notes are an integral part of these statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(Amounts in thousands)

	2001	2000
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:		
Net income	$ 146,791	$ 223,451
Adjustments to reconcile net income to net cash provided by operating activities -		
Depreciation and amortization	69,961	62,067
Changes in assets and liabilities:		
Securities purchased under agreements to resell	(80,000)	75,000
Securities sold under agreements to repurchase	(24,969)	(163,911)
Net receivable from customers	348,384	(121,530)
Net receivable from brokers, dealers and clearing organizations	20,260	(43,848)
Securities owned, net	39,597	9,985
Other assets	20,055	(82,176)
Bank loans	(204,000)	104,000
Securities loaned	(8,365)	94,385
Accounts payable and other accrued expenses	(54,852)	57,186
Net cash provided by operating activities	272,862	214,609
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of equipment and leasehold improvements	(86,540)	(90,021)
Net cash used in investing activities	(86,540)	(90,021)
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Repayment of subordinated liabilities	(26,725)	(26,725)
Contribution of partnership capital	13,576	121,169
Withdrawals and distributions from partnership capital	(171,618)	(181,819)
Net cash used in financing activities	(184,767)	(87,375)
Net increase in cash and cash equivalents	1,555	37,213
CASH AND CASH EQUIVALENTS, beginning of year	173,803	136,590
CASH AND CASH EQUIVALENTS, end of year	$ 175,358	$ 173,803
Cash paid for interest	$ 59,707	$ 79,596

The accompanying notes are an integral part of these statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERSHIP CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(Amounts in thousands)

	Limited Partnership Capital	General Partnership Capital	Total
BALANCE, DECEMBER 31, 1999	$ 399,139	$ 3,991	$ 403,130
Net income	216,398	7,053	223,451
Contributions	119,927	1,242	121,169
Withdrawals and distributions	(128,795)	(6,158)	(134,953)
Reserved for anticipated withdrawals	(52,391)	(529)	(52,920)
BALANCE, DECEMBER 31, 2000	554,278	5,599	559,877
Net income	143,175	3,616	146,791
Contributions	13,440	136	13,576
Withdrawals and distributions	(115,363)	(3,335)	(118,698)
Reserved for anticipated withdrawals	(35,773)	(361)	(36,134)
BALANCE, DECEMBER 31, 2001	$ 559,757	$ 5,655	$ 565,412

The accompanying notes are an integral part of these statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN SUBORDINATED LIABILITIES

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(Amounts in thousands)

	2001	2000
BALANCE, beginning of year	$ 232,325	$ 259,050
Repayment of subordinated liabilities	(26,725)	(26,725)
BALANCE, end of year	$ 205,600	$ 232,325

The accompanying notes are an integral part of these statements.

EDWARD D. JONES & CO., L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Financial Statement Presentation

The accompanying consolidated financial statements include the accounts of Edward D. Jones & Co., L.P. and all wholly owned subsidiaries (the "Partnership"). All material intercompany balances and transactions have been eliminated. Investments in nonconsolidated companies which are at least 20% owned are accounted for under the equity method. The Jones Financial Companies, L.L.L.P. ("JFC") owns all of the equity in the Partnership.

The Partnership is a registered broker/dealer primarily serving individual investors. The Partnership derives its revenues from the sale of listed and unlisted securities, insurance products, investment banking, principal transactions and is a distributor of mutual fund shares. The Partnership conducts business throughout the United States, Canada and the United Kingdom with its customers, various brokers, dealers, clearing organizations, depositories and banks.

The financial statements have been prepared under the accrual basis of accounting which requires the use of certain estimates by management in determining the Partnership's assets, liabilities, revenues and expenses.

Transactions

The Partnership's securities activities involve execution, settlement and financing of various securities transactions for customers. The related revenue and expense are recorded on a trade date basis. The Partnership may be exposed to risk of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. For transactions in which it extends credit to customers, the Partnership seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

The Partnership participates in short-term resale agreements and repurchase agreements collateralized by U.S. government and agency securities. The market value of the underlying collateral as determined daily, plus accrued interest thereon, must equal or exceed 102% of the carrying amount of the transaction. It is the Partnership's policy to have such underlying collateral deposited in its accounts at its custodian banks. Repurchase transactions require the Partnership to deposit collateral with the lender. Resale and repurchase agreements are carried at the amount at which the securities will be subsequently resold/repurchased as specified in the agreements.

Securities-Lending Activities

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Partnership to deposit cash or other collateral with the lender. With respect to securities loaned, the Partnership receives collateral in the form of cash or other collateral in an amount in excess of the market value of the securities loaned. The Partnership monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral

The Partnership continues to report as assets collateral it has pledged in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets or the Partnership can substitute collateral or otherwise redeem it on short notice. The Partnership does not report as an asset collateral it has received in secured lending and other arrangements because the debtor typically has the right to redeem or substitute the collateral on short notice.

Securities Owned

Securities owned are valued at current market prices.

Equipment and Leasehold Improvements

Equipment, including furniture and fixtures, is recorded at cost and depreciated using straight-line and accelerated methods over estimated useful lives of five to seven years. Leasehold improvements are amortized based on the term of the lease or the economic useful life of the improvement, whichever is less. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization is removed from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged against income as incurred, whereas significant enhancements are capitalized. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be fully recoverable. If impairment is indicated, the asset value is written down to its fair market value.

Segregated Cash

Cash of $51 was segregated in a special reserve bank account for the benefit of customers, as of December 31, 2001 and 2000 under rule 15c3-3 of the Securities and Exchange Commission.

Income Taxes

Income taxes have not been provided for in the consolidated financial statements since Edward D. Jones & Co., L.P. is organized as a partnership, and each partner is liable for its own tax payments.

2. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS:

Accounts receivable from and payable to customers include margin balances and amounts due on uncompleted transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the financial statements. Substantially all amounts payable to customers are subject to withdrawal upon customer request. The Partnership pays interest on certain credit balances in customer accounts.

Notes to Consolidated Financial Statements (continued)
(Amounts in thousands)

3. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS:

The components of receivable from and payable to brokers, dealers and clearing organizations are as follows:

	2001	2000
Receivable from clearing organizations	$ 50,849	$ 27,070
Securities failed to deliver	17,385	11,921
Dividends receivable	7,843	40,026
Deposits paid for securities borrowed	2,331	235
Other	1,680	1,374
Total receivable from brokers, dealers and clearing organizations	$ 80,088	$ 80,626
Securities failed to receive	$ 32,071	$ 17,467
Other	9,919	4,801
Total payable to brokers, dealers and clearing organizations	$ 41,990	$ 22,268

Receivable from clearing organizations represents balances and deposits with United States clearing organizations and the Partnership's Canadian carrying broker. "Fails" represent the contract value of securities which have not been received or delivered by settlement date.

4. SECURITIES OWNED:

Securities owned are summarized as follows (at market value):

	2001		2000	
	Securities Owned	Securities Sold, Not Yet Purchased	Securities Owned	Securities Sold, Not Yet Purchased
Inventory Securities:				
Certificates of deposit	$ 4,515	$ 1,553	$ 6,607	$ 3,927
U.S. and Canadian government and U.S. agency obligations	16,849	866	15,561	1,858
State and municipal obligations	58,935	24,577	62,174	233
Corporate bonds and notes	24,540	2,308	27,310	8,829
Equities	2,833	2,810	2,660	1,879
Collateralized Mortgage Obligations	7,368	-	704	-
Other	3,832	3,137	3,244	1,338
	$ 118,872	$ 35,251	$ 118,260	$ 18,064
Investment Securities:				
U.S. government and agency obligations	$ 180,719		$ 203,741	

Notes to Consolidated Financial Statements (continued)
(Amounts in thousands)

The Partnership attempts to reduce its exposure to market price fluctuations of its inventory securities through the sale of U.S. government securities and, to a limited extent, the sale of fixed income futures contracts. The amount of the securities purchased or sold will fluctuate on a daily basis due to changes in inventory securities owned, interest rates and market conditions. Futures contracts are settled daily, and any gain or loss is recognized in principal transactions revenue. The notional amount of futures contracts sold was $12,000 and $16,000 at December 31, 2001 and 2000, respectively.

5. EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Equipment and leasehold improvements are summarized as follows:

	2001	2000
Equipment, furniture and fixtures	$ 428,740	$ 371,066
Leasehold improvements	143,510	115,056
Total equipment and leasehold improvements	572,250	486,122
Accumulated depreciation and amortization	(355,273)	(285,724)
Equipment and leasehold improvements, net	$ 216,977	$ 200,398

6. BANK LOANS:

The Partnership borrows from banks on a short-term basis primarily to finance customer margin balances and inventory securities. As of December 31, 2001, the Partnership had bank lines of credit aggregating $1,195,000 of which $1,145,000 were through uncommitted facilities. Actual borrowing availability is primarily based on the value of securities owned and customers' margin securities. At December 31, 2001, collateral with a market value of $1,487,000 was available to support secured bank loans. There were no bank loans outstanding under these lines as of December 31, 2001.

Interest is at a fluctuating rate (weighted average rate of 7.2% at December 31, 2000) based on short-term lending rates. The daily average of the aggregate short-term bank loans outstanding was $255,000 and $395,000 and the average interest rate was 4.6% and 7.0% for the years ended December 31, 2001 and 2000, respectively.

(Amounts in thousands)

7. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:

Liabilities subordinated to the claims of general creditors consist of:

	2001	2000
Capital notes, 8.18%, due in annual installments of $10,500 with a final installment on September 1, 2008.	$ 73,500	$ 84,000
Capital notes, 7.95%, due in annual installments of $10,225 with a final installment of $10,200 on April 15, 2006.	51,100	61,325
Capital notes, 8.96%, due in annual installments of $6,000 with a final installment on May 1, 2002.	6,000	12,000
Capital notes, with rates ranging from 7.51% to 7.79%, due in annual installments ranging from $3,700 to $25,000, commencing on August 15, 2005, with a final installment of $3,700 on August 15, 2011.	75,000	75,000
	$ 205,600	$ 232,325

Required annual principal payments, as of December 31, 2001, are as follows:

Year	
2002	$ 26,725
2003	20,725
2004	20,725
2005	43,225
2006	45,700
Thereafter	48,500
	$ 205,600

The capital note agreements contain restrictions which among other things, require maintenance of certain financial ratios, restrict encumbrance of assets and creation of indebtedness and limit the withdrawal of partnership capital. As of December 31, 2001, the Partnership was required, under the note agreements, to maintain minimum partnership capital of $300,000 and Net Capital as computed in accordance with the uniform Net Capital rule of 5% of aggregate debit items "as defined," or $91,922 (see Note 8).

The subordinated liabilities are subject to cash subordination agreements approved by the New York Stock Exchange and, therefore, are included in the Partnership's computation of Net Capital under the Securities and Exchange Commission's uniform Net Capital rule. The Partnership has estimated the fair value of the subordinated capital notes to be approximately $213,000 and $247,000 as of December 31, 2001 and 2000, respectively.

Notes to Consolidated Financial Statements (continued)
(Amounts in thousands)

8. NET CAPITAL REQUIREMENTS:

The Partnership is subject to the Net Capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934 and the capital rules of the New York Stock Exchange. Under the alternative method permitted by the rules, the Partnership must maintain minimum Net Capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. The Net Capital rule also provides that partnership capital may not be withdrawn if resulting Net Capital would be less than 5% of aggregate debit items. Additionally, certain withdrawals require the consent of the SEC to the extent they exceed defined levels even though such withdrawals would not cause Net Capital to be less than 5% of aggregate debit items.

At December 31, 2001, the Partnership's Net Capital of $395,001 was 21% of aggregate debit items and its Net Capital in excess of the minimum required was $358,232. Net Capital as a percentage of aggregate debits after anticipated withdrawals was 21%. Net Capital and the related capital percentage may fluctuate on a daily basis.

9. EMPLOYEE BENEFIT PLAN:

The Partnership maintains a profit sharing plan covering all eligible employees. Contributions to the plan are at the discretion of the Partnership. Additionally, participants may contribute on a voluntary basis. Approximately $36,000 and $58,000 were provided by the Partnership for its contributions to the plan for the years ended December 31, 2001 and 2000, respectively.

10. COMMITMENTS:

The Partnership leases a significant portion of its St. Louis headquarters, certain equipment, and furniture and fixtures under terms of noncancelable triple net leases expiring through 2008 from a subsidiary of JFC. As of December 31, 2001, these fixed annual rentals are approximately $14,000. The Partnership reimbursed the lessor $8,461 and $6,925 during 2001 and 2000, respectively, for building operating expenses.

Additionally, the Partnership leases headquarters office space, furniture, computers and communication equipment under various operating leases from non-affiliates. Branch offices are leased generally for terms of three to five years. Rent expense was $172,300 and $148,400 for the years ended December 31, 2001 and 2000, including $10,402 and $11,945, respectively, paid to a subsidiary of JFC.

The Partnership's noncancelable lease commitments greater than one year, and its contingent residual payments, as of December 31, 2001, are summarized below:

Year	Rental Commitments	Contingent Residual Payments
2002	$ 130,100	$ 18,200
2003	84,800	-
2004	63,800	-
2005	43,200	-
2006	26,800	27,500
Thereafter	145,400	-

Notes to Consolidated Financial Statements (continued)
(Amounts in thousands)

Included in the Partnership's operating lease commitments and contingent residual payments are synthetic lease agreements for two buildings, one in Tempe, Arizona, and one building being constructed in St. Louis, Missouri. The lessor of the buildings, along with a group of financial institutions, has committed to fund the construction of the facilities. The total cost of the facilities covered by these leases is estimated to be $62,400, of which $52,700 has been incurred by the lessor as of December 31, 2001. The synthetic leases have initial terms of five years, with renewal options for two additional terms of up to five years by either the lessor or the Partnership, subject to the approval of the other party. The Partnership may, at its option, purchase the buildings during or at the end of the terms of the leases at approximately the amount expended to construct the facilities. If the Partnership does not exercise the purchase option by or at the end of the lease, the Partnership will be obligated to pay up to approximately 85% of the building's cost as determined at the lease inception date, or $27,500 for the Tempe, Arizona facility ("contingent residual payment"). Additionally, should the Partnership terminate its obligation during the construction phase of the St. Louis, Missouri facility, it has a commitment to pay 89.9% of construction costs to date, or $18,200 as of December 31, 2001.

The Partnership has an equipment acquisition agreement with a financial institution. Under terms of the agreement, equipment is purchased by the lessor and the financial institution is obligated to lease the equipment to the Partnership. The amount outstanding under the agreement at December 31, 2001, is $10,500, which is not included in the operating lease commitment stated above.

11. CONTINGENCIES:

Various legal actions are pending against the Partnership with certain cases claiming substantial damages. These actions are in various stages and the results of such actions cannot be predicted with certainty. In the opinion of management, after consultation with legal counsel, the ultimate resolution of these actions is not expected to have a material adverse impact on the Partnership's results of operations or financial condition.

12. RELATED PARTIES:

The Partnership is charged management fees by JFC for the salaries of its partners and interest expense on a portion of capital utilized in its business. Charges for salaries amounted to $13,887 and $12,383 for the years ended December 31, 2001 and 2000, respectively, and are included in compensation and benefits expense. In addition, interest expense includes $17,754 and $13,422 paid to JFC for capital utilized during the years 2001 and 2000, respectively.

SCHEDULE I

EDWARD D. JONES & CO., L.P.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

(Dollars in thousands)

NET CAPITAL:		
Total partnership capital		$ 601,546
Deduct partnership equity not allowable for Net Capital		(42,078)
Total partnership capital qualified for Net Capital		559,468
Add –		
A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital		205,600
B. Other allowable credits - Flow-through capital benefit from subsidiary		21,288
		786,356
Deductions and/or charges-		
A. Nonallowable assets	$ 364,784	
B. Aged fails-to-deliver		
1. Number of items -- 55	2	
C. Aged short security differences		
1. Number of items -- 160	2,780	
D. Secured demand note deficiency	-	
E. Commodity futures contracts and spot commodities	-	
F. Other deductions and/or charges	2,294	369,860
Net Capital before haircuts on securities positions		$ 416,496

NET CAPITAL (continued):		$ 416,496
Net Capital before haircuts on securities positions		
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f)		
A. Contractual securities commitments	332	
B. Subordinated securities borrowings	-	
C. Trading and investment securities:		
1. Bankers' acceptances, certificates of deposit and commercial paper	182	
2. U.S. and Canadian government obligations	5,712	
3. State and municipal government obligations	4,213	
4. Corporate obligations	2,767	
5. Stocks and warrants	7,515	
8. Other	774	
D. Undue concentration	-	
E. Other	-	21,495
NET CAPITAL		$ 395,001

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:

2% of combined aggregate debit items as shown in the formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the Net Capital computation	36,769
Excess Net Capital	$ 358,232
Percentage of Net Capital to aggregate debits	21%
Percentage of Net Capital, after anticipated capital withdrawals, to aggregate debits	21%
Net Capital in excess of 5% of aggregate debit items	$ 303,080

SCHEDULE II

EDWARD D. JONES & CO., L.P.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3

AS OF DECEMBER 31, 2001

(Dollars in thousands)

CREDIT BALANCES:

Free credit balances and other credit balances in customers' security accounts	$ 1,535,517
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	132,181
Customers' securities failed to receive	29,002
Credit balances in firm accounts which are attributable to principal sales to customers	33,765
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	24
Market value of short security count differences over 7 business days old	17
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 7 calendar days	725
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	2,762
Total 15c3-3 credit items	$ 1,733,993

DEBIT BALANCES:

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ 1,834,938
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	1,736
Failed to deliver of customers' securities not older than 30 calendar days	1,759
Aggregate debit items	1,838,433
Less 3% (for alternative method)	(55,153)
Total 15c3-3 debit items	$ 1,783,280

RESERVE COMPUTATION - Total debits over total credits	$ 49,287

Segregated cash on deposit for the benefit of customers at December 31, 2001	$ 51
Cash deposited into segregated safekeeping accounts on January 2, 2002	51,000
Securities deposited into segregated safekeeping accounts on January 2, 2002	-
Segregated cash on deposit for the benefit of customers at January 2, 2002	$ 51,051

SCHEDULE III

EDWARD D. JONES & CO., L.P.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3

AS OF DECEMBER 31, 2001

(Dollars in thousands)

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ -
A. Number of items	1
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ 3
A. Number of items	3

EDWARD D. JONES & CO., L.P.

NOTES TO SCHEDULES

DECEMBER 31, 2001

(Dollars in thousands)

1. No material differences exist between the audited Computation of Net Capital (Schedule I) or the audited Computation for Determination of Reserve Requirements (Schedule II), and that included in the Partnership's unaudited December 31, 2001, FOCUS Report Part II.

2. The Partnership has subsequently reduced to possession or control the items included in the response to Item 1 and 2 on Schedule III.



SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To Edward D. Jones & Co., L.P.:

In planning and performing our audit of the consolidated financial statements of Edward D. Jones & Co., L.P. (a Missouri limited partnership) and subsidiaries (the "Partnership") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate debits and Net Capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are (i) to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and (ii) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

St. Louis, Missouri,
February 22, 2002